Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-129564


                    Prospectus Supplement Dated May 12, 2006
                (To Prospectus dated March 28, 2006 and filed on
                      March 29, 2006 File No. 333-129564)

                       INNOVATIVE CARD TECHNOLOGIES, INC.

                                   PROSPECTUS

                        10,980,100 shares of Common Stock

      This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

      This Prospectus Supplement supplements our prospectus dated March 28, 2006 with the following additions and changes:

1) Update our prospectus dated March 28, 2006 with the attached following document:

      a. Financial Information for the quarterly period ended: March 31, 2006.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

                                 INDEX TO FILINGS

                                                                           Annex

Financial Information for the quarterly period ended: March 31, 2006           A

                                                                         Annex A

                               FINANCIAL STATEMENTS

                        INNOVATIVE CARD TECHNOLOGIES, INC.
                            CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)

                                                          March 31,
                                                             2006       December 31,
ASSETS                                                   (unaudited)        2005
                                                         ------------   ------------
CURRENT ASSETS
   Cash and cash equivalents                             $  2,604,078   $  3,277,532
   Prepaids and other current assets                           11,957         11,773
   Accounts receivable                                             --         18,297
   Deposits on raw materials held for production              123,400        100,000
   Raw materials held for production                          228,917        172,497
                                                         ------------   ------------
     Total current assets                                   2,968,352      3,580,099
PROPERTY AND EQUIPMENT, NET                                   248,452        241,264
                                                         ------------   ------------
Total assets                                             $  3,216,804   $  3,821,363
                                                         ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued expenses               $    266,025   $    252,806
     Accounts payable - related parties                        44,471         15,000
     Short term portion of capital lease                        9,516          9,331
     Deferred revenue                                          36,892         37,143
                                                         ------------   ------------
     Total current liabilities                                356,904        314,280
                                                         ------------   ------------
LONG TERM LIABILITIES
     Long term portion of capital lease                         5,906          8,355
                                                         ------------   ------------
Total liabilities                                             362,810        322,635
                                                         ------------   ------------

STOCKHOLDERS' EQUITY
   Preferred stock $0.001 par value, 5,000,000 shares
        Authorized, 0 (unaudited) and 0 shares issued
        and outstanding                                            --             --
   Common stock $0.001 par value, 50,000,000 shares
        Authorized, 18,014,566(unaudited) and
        17,964,566 shares issued and outstanding               18,015         17,965
   Additional paid-in capital                              10,471,410     10,347,710
   Accumulated deficit                                     (7,635,431)    (6,866,947)
                                                         ------------   ------------
     Total stockholders' equity                             2,853,994      3,498,728
                                                         ------------   ------------
     Total liabilities and stockholders' equity          $  3,216,804   $  3,821,363
                                                         ============   ============

The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

         FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED)

                                                Three Months       Three Months
                                                   Ended              Ended
                                                  March 31,          March 31,
                                                    2006               2005
                                                (unaudited)        (unaudited)
                                                ------------       ------------
Revenues                                        $        250       $      1,626
Cost of Goods Sold                                        --                 --
                                                ------------       ------------
Gross Margin                                             250              1,626

Operating expenses

   Administrative                                    424,926            250,463
   Consulting Fees                                    21,250              7,500
   Professional Fees                                 182,379            134,693
   Research and development                          163,678            268,874
                                                ------------       ------------
Total operating expenses                             792,233            661,530
                                                ------------       ------------
Loss from operations                                (791,983)          (659,904)
                                                ------------       ------------
Other income (expense)

   Interest income                                    24,011                124
   Interest expense                                     (512)            (5,317)
                                                ------------       ------------
Total other income (expense)                          23,499             (5,193)
                                                ------------       ------------
Loss before provision
 for income taxes                                   (768,484)          (665,097)
                                                ------------       ------------
Provision for income taxes                               (--)               (--)
                                                ------------       ------------
Net loss                                        $   (768,484)      $   (665,097)
                                                ------------       ------------
Basic and diluted loss per share                $      (0.04)      $      (0.08)
                                                ============       ============
Weighed-average
 common shares outstanding                        17,981,788          7,992,562
                                                ============       ============

The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                   FOR THE THREE MONTHS ENDED MARCH 31, 2006
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (unaudited)

                                      Series A Preferred
                                            Stock                    Common Stock         Additional
                                   ------------------------   -------------------------     Paid-in      Accumulated
                                      Shares       Amount        Shares       Amount        Capital        Deficit         Total
                                   -----------  -----------   -----------   -----------   -----------    -----------    -----------
Balance, December 31, 2005                  --  $        --    17,964,566   $    17,965   $10,347,710    $(6,866,947)   $ 3,498,728
Exercise of warrants (unaudited)            --           --        50,000            50        49,950             --         50,000
Stock compensation expense
   (unaudited)                              --           --            --            --        73,750             --         73,750
Net loss for the three months
   ended March 31, 2006 (unaudited)         --           --            --            --            --       (768,484)      (768,484)
                                   -----------  -----------   -----------   -----------   -----------    -----------    -----------
Balance, March 31, 2006 (unaudited)         --   $       --    18,014,566   $    18,015   $10,471,410    $(7,635,431)   $ 2,853,994
                                   ===========  ===========   ===========   ===========   ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED)

                                                               For the Three Months Ended
                                                                        March 31,
                                                              ----------------------------
                                                                 2006             2005
                                                              -----------      -----------
                                                              (unaudited)      (unaudited)
Cash flows from operating activities
   Net loss                                                   $  (768,484)     $  (665,097)
   Adjustments to reconcile net loss to net cash
     used in operating activities
        Depreciation and amortization                              24,360            4,287
        Stock compensation expense                                 73,750               --
        (Increase) decrease in
             Accounts receivable                                   18,297               --
             Prepaid expenses and other current assets               (184)        (116,551)
             Deposits on raw materials held for production        (23,400)              --
             Raw materials held for production                    (56,420)              --
        Increase (decrease) in
             Accounts payable and accrued expenses                 13,215           77,727
             Accounts payable - related parties                    29,471           19,895
             Deferred revenue                                        (251)          (1,626)
                                                              -----------      -----------
Net cash used in operating activities                            (689,646)        (681,366)
                                                              -----------      -----------
Cash flows from investing activities
       Purchase of Property and Equipment                         (31,544)              --
                                                              -----------      -----------
Net cash used in investing activities                             (31,544)              --
                                                              -----------      -----------
Cash flows from financing activities
        Gross Repayment from/of notes payable                          --          (20,509)
        Proceeds from exercise of warrants                         50,000               --
        Proceeds from notes payable related parties                    --          500,000
        Interest payable- related parties                              --              183
        Payments on capital lease                                  (2,264)          (2,094)
                                                              -----------      -----------
Net cash provided by financing activities                          47,736          477,580
                                                              -----------      -----------
Net decrease in cash and cash equivalents                        (673,454)        (203,786)
Cash and cash equivalents, beginning of year                    3,277,532          541,784
                                                              -----------      -----------
Cash and cash equivalents, end of period                      $ 2,604,078      $   337,998
                                                              ===========      ===========


The accompanying notes are an integral part of these financial statements

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED)

Supplemental disclosures of cash flow information

Interest paid                                $      512   $     5,134
                                             ===========  ===========
Income tax paid                              $      800   $        --
                                             ===========  ===========


The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

                                     GENERAL

The accompanying consolidated financial statements of Innovative Card Technologies, Inc. ("ICTI") include the amounts of LensCard US, LLC ("LensCard US"), formerly Universal Magnifier, LLC, organized under the laws of the State of Delaware on January 7, 1999 and LensCard International Limited ("LensCard International"), formerly Universal Magnifier International Limited ("UMIL"), incorporated as an International Business Company under the laws of the British Virgin Islands on August 21, 1995. On January 7, 1999, LensCard US merged with Universal Magnifier LLC ("UMUS"), a California limited liability company founded in January, 1998, for the purpose of changing the place of organization of UMUS.

COMPANY OVERVIEW

The Company (as defined in Note 3) researches, develops and markets technology-based card enhancements primarily for the credit card market that are designed to enable issuers to improve card functionality, reduce attrition and increase acquisition rates of customers. It commenced sales of its first product, the LensCard, or a card embedded with a small magnifying lens, in 1998. Since 2002, its core focus has been and continues to be on research and development and marketing of its power inlay technology that is designed to bring power-based applications, including light, sound and display screens, to cards. Power inlay technology consists of a battery, circuit, and switch that can power applications on credit cards and other information-bearing plastic cards. It has devoted a significant majority of its efforts to complete the development of its power inlay technology, initiate marketing and raising the financing required to do so and fund its expenses. It has generated limited revenues that derive from licensing agreements of its LensCard product, most of which have terminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                               BASIS OF PRESENTATION

The consolidated interim financial statements of Innovative Card Technologies, Inc. and its wholly owned subsidiary, PSA Co. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company's annual report on Form 10-KSB for the year ended December 31, 2005. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Examples include the value of raw materials inventory and the value of property and equipment, net. The actual results experienced by the Company may differ from management's estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth therein. The interim financial statements should be read in conjunction with the audited financial statements and related notes included in the Company's 2005 audited financial statements contained in Form 10-KSB filed with the Securities and Exchange Commission on March 20, 2006. Interim results are not necessarily indicative of the results for a full year. Certain amounts reported in previous periods have been reclassified to conform to the current presentation.

                           PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Innovative Card Technologies and its wholly-owned subsidiary, PSA Co., (the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

                               REVENUE RECOGNITION

The Company's revenue is derived from various royalty agreements and is recognized when sales are reported by the licensee. Deferred revenue consists of payments received in advance of revenue being reported by the licensee to the Company.

                              COMPREHENSIVE INCOME

The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any changes in equity from non-owner sources.

                            CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

                            STOCK BASED COMPENSATION

Effective with the Company's fiscal year that began on January 1, 2006, the Company has adopted the accounting and disclosure provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123R, "SHARE-BASED PAYMENTS" using the modified prospective application transition method. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. During the three months ended March 31, 2006, the Company incurred $73,750 of compensation expense relating to the vesting of stock options which increased the Company's Additional Paid in Capital account.

                                 MAJOR SUPPLIERS

The Company obtains the battery, a key component for the Company's power inlay technology, from a single source, Solicore, Inc., on a purchase order basis. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations, delay production for up to nine months and impair the Company's ability to manufacture and sell products.

The Company obtains the display, a key component for the Company's DisplayCard, from a single source, SmartDisplayer, pursuant to the Company's agreement with SmartDisplayer. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations relating to the DisplayCard, delay production of the DisplayCard for up to twelve months and impair the Company's ability to manufacture and sell the DisplayCard.

                             PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company provides for depreciation and amortization using the double-declining method over estimated useful lives of five to seven years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, prepaid expenses and other current assets, due from related parties, accounts payable and accrued expenses, advances payable, and deferred revenue. The book value of all other financial instruments are representative of their fair values.

                            RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

                                 LOSS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

Since their effect would have been anti-dilutive, common stock equivalents of 6,783,133 warrants and 1,585,000 stock options were excluded from the calculation of diluted loss per share for the three months ended March 31, 2006. Since their effect would have been anti-dilutive, common stock equivalents of 6,833,133 warrants and 1,585,000 stock options were excluded from the calculation of diluted loss per share for the three months ended March 31, 2005.

                                  INCOME TAXES

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

                                     ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                           CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with high credit, quality financial institutions. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. At times, cash balances are in excess of the insured limit.

                    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provision, those provisions should be followed.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assests and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company is currently evaluating the impact of this new Standard, but believes that it will not have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3 - DEPOSITS ON RAW MATERIALS HELD FOR PRODUCTION

Deposits for raw materials for production at March 31, 2006 and December 31, 2005 consisted of the following and is stated at the amount deposited:


                                                    March 31,       December 31,
                                                      2006              2005
                                                  ------------      -----------
                                                   (unaudited)
Deposits on raw materials held for production
  (display component)                               $ 123,400         $ 100,000
                                                   -----------      -----------
   TOTAL                                            $ 123,400         $ 100,000
                                                   ===========      ===========


NOTE 4 - RAW MATERIALS HELD FOR PRODUCTION

Raw materials held for production at March 31, 2006 and December 31, 2005 consisted of the following and is stated at the lower cost or market:


                                                    March 31,       December 31,
                                                      2006             2005
                                                  ------------      -----------
                                                   (unaudited)
Raw materials held for production
  (battery component)                               $ 228,917         $ 172,497
                                                   -----------      -----------
   TOTAL                                            $ 228,917         $ 172,497
                                                   ===========      ===========

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2006 and December 31, 2005 consisted of the following:


                                                    March 31,     December 31,
                                                      2006            2005
                                                   -----------    -----------
                                                   (unaudited)
Computer equipment                                  $  16,939      $  16,939
Office equipment                                        8,168          8,168
Furniture and fixtures                                 18,270         18,270
Production equipment, capital lease                    32,598         32,598
Leasehold improvements                                  5,610          5,610
Production equipment                                  301,246        269,698
                                                    ---------      ---------
                                                      382,831        351,283
Less accumulated depreciation and amortization       (134,379)      (110,019)
                                                    ---------      ---------
   TOTAL                                            $ 248,452      $ 241,264
                                                    =========      =========


Depreciation and amortization expense was $24,360 (unaudited), and $4,287 (unaudited), for the the three months ended March 31, 2006 and 2005, respectively.

NOTE 6 - PROVISION FOR INCOME TAXES

The Company has no material temporary differences that would result in deferred taxes. The Company does, however, have loss carryforwards which may result in deferred tax assets in the future. At March 31, 2006, the Company has approximately $4,615,000 (unaudited) and $4,613,000 (unaudited) in federal and state loss carryforwards available to offset taxes through December 31, 2025 and 2011, respectively.

The Company's deferred tax asset at March 31, 2006 of $1,955,000 (unaudited) consists of loss carryforwards, state taxes, and deferred revenue and has been offset entirely by a valuation allowance. The valuation allowance account has been increased by $342,000 during the three months ended March 31, 2006.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

                                      LEASE

The Company subleases its office space under a non-cancelable operating lease agreement from a stockholder. The lease requires minimum monthly payments of $2,568, expired in May 2005, and requires the company to pay 15.03% of any additional rents and/or charges of any kind due from Bemel & Ross. After expiration, the lease becomes a month to month tenancy cancelable by either party with thirty days notice. The additional rents and/or charges that may be due consist of direct costs passed through the master landlord to Bemel & Ross. The direct costs are based on operating costs during the calendar year ending December 31, 2003, or the base year. Thereafter, if the direct costs in a subsequent year exceed the direct costs in the base year, the master landlord bills Bemel & Ross its proportionate share of the excess of direct costs, which may include tax costs related to real estate and/or costs and expenses incurred by the master landlord in connection with common areas of the building, the parking structure or the cost of operating the building. Through March 31, 2006, Bemel & Ross has charged the company for additional rents and/or charges in the amount of $7,983. Future minimum lease payments under this operating lease agreement at March 31, 2006 are $0.

Rent expense was $8,993 (unaudited) and $10,161 (unaudited) for the three months ended March 31, 2006 and 2005, respectively.

                           REVENUE SHARING AGREEMENTS

In 1998, Universal Magnifier LLC, a California limited liability company, was founded by Alan Finkelstein, the inventor of the LensCard, and Luc Berthoud for the purpose of licensing the LensCard in the United States. In January 1999, Universal Magnifier LLC merged into LensCard US LLC, a Delaware limited liability company that was organized on January 7, 1999 for the purpose of changing Universal Magnifier's name and place of organization. In 1995, Universal Magnifier International Limited, an international business company under the laws of the British Virgin Islands, was founded for the purpose of licensing the LensCard worldwide other than the United States. In October 1998, Universal Magnifier International Limited changed its name to LensCard International Limited. In exchange for the rights to exploit the LensCard patents, trademarks and related intangibles, LensCard US LLC and LensCard International Limited agreed to make royalty payments to Alan Finkelstein and Bradley Ross.

On April 2, 2004, Alan Finkelstein, Bradley Ross and Michael Paradise, who owned one percent of Mr. Finkelstein's interest in the royalty payments, collectively transferred their rights to the royalty payments to the company in exchange for an aggregate of 5,500,000 shares of the company's common stock. The company then immediately transferred these royalty rights to PSACo, Inc., a Delaware corporation, in exchange for 25,000 shares of PSACo's common stock, or all of its outstanding common stock, causing PSACo to become our wholly owned subsidiary. As of June 30, 2004, these royalty payments accounted for 100% of the company's revenue on a consolidated basis.

On April 6, 2004, LensCard US LLC exchanged all of its outstanding membership interests the company for 1,000,000 shares of the company's common stock. Effective April 6, 2004, LensCard International Limited merged with and into our company. As a result of this reorganization and merger, the company owns the intellectual property rights to the LensCard and are obligated to make payments related to these rights to PSACo, our wholly owned subsidiary.

As of December 31, 2004 and 2003, annual sales have not been sufficient to require any payments pursuant to the above agreements to PSACo., the Company's wholly owned subsidiary. Any future payments that may be required will be recorded as a reduction of revenue.

                     PATENT AND TRADEMARK LICENSE AGREEMENTS

The Company has entered into various Patent and Trademark License Agreements with financial institutions granting a limited, non-exclusive right and license to make, distribute, market, sell, and use credit cards or debit cards containing a magnifying lens (the "Licensed Products"). These agreements are as follows:

o An agreement dated July 9, 2001, providing for royalties to the Company at the rate of $1.20 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The Company receives sales reports within thirty days following the end of a calendar quarter from the customer. The agreement is effective until July 9, 2006.

o An agreement dated January 16, 2002 and expiring on March 31, 2004, providing for royalties to the Company at the rate of $1.50 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The company receives sales reports within thirty days following the end of a calendar quarter from this customer. On April 1, 2004, the agreement was extended requiring a $12,500 payment by the customer with the Company receiving a royalty of $0.25 per licensed products and $0.50 for each additional LensCard sold thereafter. The revised agreement is effective until April 1, 2008.

                              EMPLOYMENT AGREEMENT

The Company has entered into an Employment Agreement with an officer for the term of three years, commencing January 1, 1998 and ending, unless terminated earlier, on January 1, 2000; however, on each anniversary date of the Agreement, a year is added automatically to the term. As of March 31, 2006, the termination date is December 31, 2006. The officer earns $16,667 as a monthly salary.

NOTE 8 - STOCKHOLDERS' DEFICIT

                                 PREFERRED STOCK

The Company has 5,000,000 authorized shares of $0.001 par value preferred stock. The preferred stock may be issued in series, from time to time, with such designations, rights, preferences, and limitations as the Board of Directors may determine by resolution.

o From April 7, 2004 through October 18, 2004, investors purchased 2,568,500 shares of LensCard Corporation convertible series A preferred stock ("Preferred Stock") for $2,568,500, which includes the conversion of $340,000 worth of convertible promissory notes into 340,000 shares of Series A Preferred Stock that were issued on April 7, 2004. Not included in the $2,568,500 is the conversion of unsecured advances owed to certain stockholders by the Company totaling $275,000 into 275,000 shares of Series A Preferred Stock. Each share of Preferred Stock has a $.001 par value, a non-cumulative dividend of $0.06 per share when and if declared by the board of directors, liquidation preference over the common stock, and conversion rights into one share of common stock at $1 per share. Each share of Preferred Stock shall be automatically converted into shares of Common Stock upon either (i) a majority of the outstanding shares of Preferred Stock, voting as a separate class, approves the conversion; or (ii) some or all of the common shares underlying the Preferred Stock are covered by an effective registration statement filed with the SEC. On May 5, 2005, the SEC declared the registration statement that covered, in part, common stock underlying the Preferred Stock effective, thereby converting all 2,843,500 outstanding shares of Preferred Stock into Common Stock.

                                    WARRANTS

The following summarizes the warrant transactions:


                                                   Warrants     Weighted-Average
                                                 Outstanding     Exercise Price
                                              ----------------  ----------------
Outstanding,
   December 31, 2005                                 6,833,133  $           1.16
   Granted during 2006                                      --                --
   Exercised during 2006                               (50,000) $           1.00

Outstanding, March 31, 2006                          6,783,133  $           1.16

During the three months ended March 31, 2006, a warrant holder exercised 50,000 warrants resulting in the issuance of 50,000 shares of common stock and proceeds to the company of $50,000.

                            2004 STOCK INCENTIVE PLAN

The Company's Board of Directors and stockholders approved the 2004 Stock Incentive Plan in August 2004. The 2004 Stock Incentive Plan provides for the grant of incentive stock options to the Company's employees, and for the grant of non-statutory stock options, restricted stock, stock appreciation rights and performance shares to the Company's employees, directors and consultants.

The Company has reserved a total of 2,215,000 shares of its common stock for issuance pursuant to the 2004 Stock Incentive Plan. The board of directors, or a committee of the board, administers the 2004 Stock Incentive Plan. Stock options are generally granted with terms of up to ten years and vest over a period of five years under the 2004 Stock Incentive Plan. The administrator determines the exercise price of options granted under the 2004 Stock Incentive Plan, but the exercise price must not be less than 85% of the fair market value of the Company's common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of the Company's stock, the exercise price must not be less than 110% of the fair market value per share of the Company's common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of the Company's common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding stock or the outstanding stock of any parent or subsidiary of the Company, the term must not exceed five years an the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

The 2004 Stock Incentive Plan will automatically terminate on August 5, 2014, unless it terminates sooner because all shares available under the Plan have been issued or all outstanding options terminate in connection with a change of control. In addition, the Board of Directors has the authority to amend the 2004 Stock Incentive Plan provided this action does not impair the rights of any participant.

The following table summarizes information about stock option transactions for the period shown:



                                                          Three Month Period
ALL OPTIONS                                                      Ended
                                                            March 31, 2006
                                                              (unaudited)
                                                      --------------------------
                                                                      WEIGHTED
                                                                      AVERAGE
                                                                      EXERCISE
                                                                      PRICE
                                                                      ----------
Outstanding at beginning of period                     1,625,000      $     1.00
Options granted                                               --              --
Options forfeited                                             --              --
Options expired                                               --              --
Options exercised                                             --              --
                                                      ----------      ----------
Outstanding at end of period                           1,625,000      $     1.00
                                                      ==========      ==========
Exercisable at end of period                             530,000      $     1.00
                                                      ==========      ==========

                                                          Three Month Period
NON-VESTED OPTIONS                                               Ended
                                                            March 31, 2006
                                                              (unaudited)
                                                      --------------------------
                                                                      WEIGHTED
                                                                      AVERAGE
                                                                      EXERCISE
                                                                      PRICE
                                                                      ----------
Non-vested at beginning of period                      1,115,000      $     1.00
Options granted                                               --              --
Options forfeited                                             --              --
Options expired                                               --              --
Options vested                                           (20,000)           1.00
                                                      ----------      ----------
Non-vested at end of period                            1,095,000      $     1.00
                                                      ==========      ==========


The weighted average average grant-date fair value of options granted during the three month period ended March 31, 2006 was $0.00 as no options were granted.

The weighted average remaining contractual lives of the options outstanding and options exercisable at March 31, 2006, were 8.12 years and 8.12 years, respectively.

The Company recorded $73,750 of compensation expense for employee stock options during the three month period ending March 31, 2006. At March 31, 2006, there was a total of $937,000 of unrecognized compensation costs related to the non-vested share-based compensation arrangements under the 2004 Plan. The cost is expected to be recognized over a weighted average period of 3.1 years. The total fair value of shares vested during the three month period ended March 31, 2006 was approximately $258,000.

Since January 1, 2006, the Company is recognizing the cost of all employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Prior to the adoptions of SFAS No. 123(R), the Company applied APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans; all employee stock options were granted at or above the grant date market price; and accordingly, no compensation cost was recognized for fixed stock option grants in prior periods.

If the fair value method had been applied, the Company's net loss and earnings per share would have been reduced to the pro forma amounts as follows:



                                  Three Months
                                     Ended
                                 March 31, 2005
                                 --------------
                                  (unaudited)
Net loss:
As reported                        $  (665,097)
Less: Total share-
Based employee
Compensation expense
Determined under fair
value method for
employee stock options,
net of tax                             (56,250)
                                   -----------
Pro forma net loss                 $  (721,347)
                                   ===========

Basic and diluted loss per
Share:
As reported                        $     (0.08)
Pro forma                          $     (0.09)


The Black Scholes assumptions used are listed below:



                                  Three Months
                                     Ended
                                 March 31, 2005
                                 --------------
                                  (unaudited)

Risk free interest rate           2.34%
Dividends                            --
Volatility factor                 200%
Expected life                     10 years
Annual forfeiture Rate            0%


NOTE 9 - RELATED PARTY TRANSACTIONS

                       ACCOUNTS PAYABLE - RELATED PARTIES

Accounts payable - related parties at December 31, 2005 and March 31, 2006 consisted of amounts due for legal and expense reimbursement and were $15,000 and $44,471 (respectively). As of December 31, 2005 and March 31, 2006, $5,000 and $30,000 (unaudited) is owed to Blakely, Sokoloff, Taylor & Zafman, LLP
(BSTZ), a law firm which, the Company's director, George Hoover, is a partner in and $10,000 and $14,471 (unaudited) is owed to Alan Finkelstein, a related party. Respectively. The March 31, 2006 amounts are currently due to BSTZ and Alan Finkelstein.

                              CONSULTING AGREEMENTS

The Company entered into Consulting Agreements with Forest Finkelstein, who is a related party. For Forest Finkelstein, during the three months ended March 31, 2006 and 2005, the Company paid $21,250 and $2,500, respectively.

                                 LEGAL SERVICES

The Company receives legal services from Blakely, Sokoloff, Taylor and Zafman, LLP, a law firm that George Hoover, a director of the Company, is a partner in. During the three months ended March 31, 2006 and 2005, the Company paid $30,981 and $73,471, respectively, to this entity for legal services rendered.

NOTE 10 - SUBSEQUENT EVENTS (UNAUDITED)

On April 3, 2006, the Company received $200,000 as a result of a warrant holder exercising 200,000 warrants.

On April 4, 2006, the Company executed a purchase order with NagraID, a vendor that assists the Company in building the Company's DisplayCards, whereby the company is required to pay $382,000 within 60 days. The remaining balance will be payable by the Company as DisplayCards are being manufactured.

On April 12, 2006, the Company issued immediately exercisable warrants to purchase 150,000 shares of our common stock at an exercise price of $3.25 per share that was the closing price on April 12, 2006 to an investor relations firm. The warrants expire on April 11, 2009.

On April 20, 2006, Innovative Card Technologies, Inc. (the "Company") signed a term sheet whereby the Company would purchase rights relating to the DisplayCard from nCryptone for 4,500,000 shares of the Company's common stock and $1,000,000 USD to be paid within one year after the close of the acquisition. Included in this proposed acquisition is all intellectual property relating to the DisplayCard under the July 25, 2005 Joint Development Agreement with nCryptone, all nCryptone intellectual property relating to the DisplayCard, and assumption of certain accounts payable directly allocable to the DisplayCard, as well as all tangible assets relating to the DisplayCard.

After the completion of the proposed acquisition, the Company will have all rights, including 100% of all revenues, relating to the DisplayCard that was previously shared by nCryptone under the Joint Development Agreement. The Company will continue to utilize nCryptone personnel for one year after the acquisition for the further development of the technology surrounding the DisplayCard. Additionally, the Company plans to retain the two top executives of the firm who were instrumental in developing the technology of the DisplayCard.

The Company and nCryptone intend to complete due diligence, obtain necessary corporate authorizations and appropriate documents in final form for the proposed acquisition by June 5, 2006. No legally binding obligations have been created, implied or inferred by this agreement.